

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via E-mail
Charles M. Holley, Jr.
Chief Financial Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716

> **Re: Wal-Mart Stores, Inc.**
> **Form 10-Q for the Quarter Ended July 31, 2013**
> **Filed September 5, 2013**
> **File No.001-06991**

Dear Mr. Holley:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibits 32.1 and 32.2

1.   We note your Section 906 certifications refer to the period ended April 30, 2013. Please amend the filing to provide Section 906 certifications that refer to the correct period. The amendment should include the entire filing and Section 302 certifications as well. Please ensure the certifications are currently dated and refer to the amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3201 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief